UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*
Shumate Industries, Inc.

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
825636 10 3

(CUSIP Number)
Curtis W. Huff
Intervale Capital, LLC
2800 Post Oak Boulevard, Suite 2000
Houston, Texas 77056
(713) 961-0118
With a Copy to:
Gene G. Lewis
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
(713) 651-5151

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 15, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	825636 10 3

1	NAMES OF REPORTING PERSONS Intervale Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,443,269 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,443,269 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,443,269 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	825636 10 3

1	NAMES OF REPORTING PERSONS Curtis W. Huff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,443,269 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,443,269 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,443,269 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	825636 10 3

1	NAMES OF REPORTING PERSONS Charles Cherington

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,443,269 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,443,269 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,443,269 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”) of Shumate Industries, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1011 Beach Airport Road, Conroe, Texas 77301.
Item 2. Identity and Background
     (a) This Schedule 13D is being filed jointly by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”): (1) Intervale Capital, LLC, a Delaware limited liability company (“ICLLC”), (2) Curtis W. Huff and (3) Charles Cherington.
     The Reporting Persons have entered into a Joint Filing Agreement, dated October 27, 2008, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
     (b) The principal address of ICLLC is 2800 Post Oak Boulevard, Suite 2000, Houston, Texas 77056. The principal business address of Curtis W. Huff is Intervale Capital, LLC, 2800 Post Oak Boulevard, Suite 2000, Houston, Texas 77056. The principal business address of Charles Cherington is Intervale Capital, LLC, One Bow Street, Cambridge, MA 02138.
     (c) The principal business of ICLLC is that of an investment limited liability company. The principal occupation of each of Curtis W. Huff and Charles Cherington is managing director of ICLLC.
     (d)-(e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) ICLLC is organized under the laws of the state of Delaware. Curtis W. Huff and Charles Cherington are U.S. citizens.
Item 3. Source and Amount of Funds or Other Consideration
     On October 15, 2008, the Issuer and Tejas Research & Engineering, L.P., a Texas limited partnership (“Tejas Research”), among others, entered into a transfer agreement (the “Agreement”) pursuant to which, among other things, the Issuer granted to Tejas Research warrants to acquire an aggregate of 2,443,269 shares of Common Stock (the “Warrants”) and sold, assigned and transferred certain assets for an aggregate purchase price of $3.5 million in cash. On October 15, 2008, following the consummation of the transactions contemplated by the Agreement, Tejas Research transferred the Warrants to ICLLC, and the Issuer executed and delivered a Common Stock Purchase Warrant to ICLLC. The Common Stock Purchase Warrant is filed as an exhibit to this Schedule 13D.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Warrants reported herein solely for investment purposes.
     The Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional Warrants or Common Stock or the disposition of Warrants or Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on such board of directors; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to make purchases of additional warrants or Common Stock, to sell the Warrants or Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, such Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to such Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
(a) The Reporting Persons may be deemed to beneficially own 2,443,269 shares of Common Stock, which in the aggregate represents approximately 9.99% of the outstanding Common Stock. This percentage amount is calculated based upon the 22,013,879 shares of Common Stock issued and outstanding as of October 15, 2008, which number is based on representations made by the Issuer to Tejas Research.
The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person, and such beneficial ownership is expressly disclaimed.
Except as indicated in this Item 5, none of the Reporting Persons owns beneficially, or has any right to acquire, directly or indirectly, any Common Stock.
(b) The Reporting Persons have the shared power to vote or direct the vote and the shared power to dispose of or direct the disposition of 2,443,269 shares of Common Stock.
(c) Neither the Reporting Persons, nor to the knowledge of the Reporting Persons, the Listed Persons, has effected any transactions in the Common Stock during the past 60 days, other than the transactions described herein.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Warrants or Common Stock reported hereon.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Registration Rights Agreement
     As of October 15, 2008, Tejas Research entered into a Registration Rights Agreement with the Issuer. On October 15, 2008, Tejas Research assigned and ICLLC assumed all of Tejas Research’s rights and interests in the Registration Rights Agreement. Among other things, the Registration Rights Agreement, as assigned and assumed, provides that at any time ICLLC may demand that the Issuer effect a registration statement, subject to certain conditions and limitations. In addition, the Registration Rights Agreement, as assigned and assumed, gives ICLLC piggyback registration rights under certain circumstances, which permits ICLLC to require the Issuer to register shares of their common stock if the Issuer files a registration statement for itself or another party. The Registration Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.
Item 7. Material to Be Filed as Exhibits
Exhibit A	Joint Filing Agreement, dated as of October 27, 2008, between ICLLC, Curtis W. Huff and Charles Cherington.

Exhibit B*	Transfer Agreement, dated as of October 15, 2008, among the Issuer, Hemiwedge Valve Corporation, a Texas corporation, and Tejas Research (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2008).

Exhibit C*	ICLLC Common Stock Purchase Warrant, dated as of October 15, 2008 (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 21, 2008).

Exhibit D	Registration Rights Agreement, dated as of October 15, 2008, between the Issuer and Tejas Research.

*	Incorporated herein by reference.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
October 27, 2008
INTERVALE CAPITAL, LLC

By:	/s/ Curtis W. Huff
	Name:	Curtis W. Huff
	Title:	Authorized Person

/s/ Curtis W. Huff
CURTIS W. HUFF

/s/ Charles Cherington
CHARLES CHERINGTON

EXHIBIT INDEX
Exhibit A	Joint Filing Agreement, dated as of October 27, 2008, between ICLLC, Curtis W. Huff and Charles Cherington.

Exhibit B*	Transfer Agreement, dated as of October 15, 2008, among the Issuer, Hemiwedge Valve Corporation, a Texas corporation, and Tejas Research (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2008).

Exhibit C*	ICLLC Common Stock Purchase Warrant, dated as of October 15, 2008 (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 21, 2008).

Exhibit D	Registration Rights Agreement, dated as of October 15, 2008, between the Issuer and Tejas Research.

*	Incorporated herein by reference.